UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[x]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: BlackRock Basic Value Fund II, Inc.

3.	Securities and Exchange Commission File No.: 811–09957

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]           Initial Application                                           [x]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

BlackRock, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gladys Chang
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Tel:           212-839-5856

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Donald C. Burke
BlackRock, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
Tel:           609-282-7085

8.	Classification of fund (check only one):

[x]           Management company;

[ ]           Unit investment trust; or

[ ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x]           Open-end                                [ ]           Closed–end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19807

BlackRock Investment Management LLC
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mercury Advisors
800 Scudders Mill Road
Plainsboro, New Jersey 08536

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

FAM Distributors, Inc.
P.O. Box 9081
Princeton, New Jersey 08543-9081

BlackRock Distributors, Inc.
760 Moore Road
King of Prussia, PA 19406

13.	If the fund is a unit investment trust ("UIT") provide:

Not Applicable

(a)           Depositor's name(s) and address(es)

(b)           Trustee's name(s) and address(es)

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]           Yes           [x]      No

If Yes, for each UIT state:

Name(s):

File No. :

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes                                [ ] No

If Yes, state the date on which the board vote took place:

April 10, 2007

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes                                [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: No vote was required under Maryland law or the Investment Company Act of 1940 for the transfer of assets.

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes                                [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

June 18, 2007

(b)	Were the distributions made on the basis of net assets?

[x] Yes                                [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes                                [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes                                [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes                                [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes                                [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes                                [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes                                [x] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes                                [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes                                [x] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $76,334

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Proxy Solicitation*	-
Printing*	-
Miscellaneous	$15,000
Audit*	-
Mailing*	-
Total	$91,334

*Proxy for the target shareholders was not required.

(iv)	Total expenses (sum of lines (i) - (iii) above):	$91,334

(b)	How were those expenses allocated?

BlackRock, Inc. or one or more of its affiliates bore all the expenses, direct and indirect,incurred in connection with the merger.

(c)	Who paid those expenses?

BlackRock, Inc. or one or more of its affiliates bore all the expenses, direct and indirect, incurred in connection with the merger.  BlackRock Advisors, LLC, the investment adviser for BlackRock Basic Value Fund II, Inc., is a wholly owned subsidiary of BlackRock, Inc.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[x] Yes                                [ ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

      File No. 811-09957
        Filed on September 21, 2007

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

[ ] Yes                                [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes                                [x] No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

BlackRock Basic Value Fund, Inc.

(b)           State the Investment Company Act file number of the fund surviving the Merger:

811-02739

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Please see attached Exhibit A.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Basic Value Fund II, Inc., (ii) he is the Vice President and Treasurer of BlackRock Basic Value Fund II, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ Donald C. Burke_________
Donald C. Burke

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made as of the 10th day of April, 2007, by and among BlackRock Basic Value Fund, Inc., a Maryland corporation (“Basic Value”), BlackRock Basic Value Fund II, Inc., a Maryland corporation (“Basic Value II,” and together with Basic Value, the “Funds”), and Master Basic Value Trust, a Delaware statutory trust (“Basic Value Trust”).

PLAN OF REORGANIZATION

The reorganization will comprise the acquisition by Basic Value of substantially all of the assets of Basic Value II (consisting primarily of all of Basic Value II’s beneficial interests in Basic Value Trust) and the assumption by Basic Value of substantially all of the liabilities of Basic Value II, in exchange solely for newly-issued shares of common stock of Basic Value, the subsequent distribution of such shares of common stock of Basic Value to the stockholders of Basic Value II, the redemption of all outstanding shares of common stock of Basic Value II, and the deregistration and dissolution of Basic Value II, all upon and subject to the terms hereinafter set forth (collectively, the “Reorganization”).

In the course of the Reorganization, Basic Value II will distribute the shares of common stock of Basic Value received by it pro rata to its stockholders. The shares of Basic Value received by Basic Value II stockholders will be of the same class and have the same aggregate net asset value as such stockholders’ interest in Basic Value II that are held as of the Valuation Time (defined in Section 3(c) herein).  Basic Value will not issue any Class R shares in connection with the Reorganization. The same distribution fees, account maintenance fees and sales charges (including contingent deferred sales charges), if any, shall apply to the shares of Basic Value that are received in the Reorganization as applied to the shares of Basic Value II that are held as of the Valuation Time.  It is intended that the Reorganization described in this Agreement shall be a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and any successor provision.

As promptly as practicable after the Closing Date (defined in Section 7 herein), all outstanding shares of common stock of Basic Value II shall be redeemed in accordance with the Articles of Incorporation, as amended, of Basic Value II and the laws of the State of Maryland, Basic Value II shall be dissolved in accordance with the laws of the State of Maryland and Basic Value II shall terminate its registration as an investment company under the Investment Company Act of 1940 (the “1940 Act”).

For ease of reference and clarity of presentation, shares of common stock of Basic Value and Basic Value II and beneficial interests in Basic Value Trust are referred to herein as “shares;” holders of shares are referred to herein as “shareholders;” the Directors of Basic Value and Basic Value II and the Trustees of Basic Value Trust are referred to herein as “Board Members;” and the Board of Directors of Basic Value and Basic Value II and the Board of Trustees of Basic Value Trust are referred to herein individually as a “Board” and collectively as the “Boards,” as the context requires.

Each of Basic Value and Basic Value II is a “feeder” fund that invests all of its respective assets in Basic Value Trust.  This structure is sometimes called a “master/feeder” structure.

AGREEMENT

In order to consummate the Reorganization and in consideration of the promises and the covenants and agreements hereinafter set forth, and intending to be legally bound, Basic Value, Basic Value II and Basic Value Trust hereby agree as follows:

1.	Representations and Warranties of Basic Value.

Basic Value represents and warrants to, and agrees with, Basic Value II that:

(a)           Basic Value is a corporation duly incorporated, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement.  Basic Value has all necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

(b)           Basic Value is duly registered under the 1940 Act as a diversified, open-end management investment company (File No. 811-2739), and such registration has not been revoked or rescinded and is in full force and effect.  Basic Value has elected and qualified for the special tax treatment afforded regulated investment companies (“RICs”) under Sections 851-855 of the Code at all times since its inception and intends to continue to so qualify until consummation of the Reorganization and thereafter.

(c)           Basic Value II has been furnished with a statement of assets and liabilities and a schedule of investments of Basic Value, each as of June 30, 2006, said financial statements having been audited by Deloitte & Touche LLP, independent registered public accountants.  Basic Value II has been furnished with an unaudited statement of assets and liabilities and an unaudited schedule of investments of Basic Value, each as of December 31, 2006.  An unaudited statement of assets and liabilities of Basic Value and an unaudited schedule of investments of Basic Value, each as of the Valuation Time, will be furnished to Basic Value II at or prior to the Closing Date for the purpose of determining the number of shares of Basic Value to be issued to Basic Value II pursuant to Section 4 of this Agreement; and each will fairly present the financial position of Basic Value as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

(d)           Basic Value II has been furnished with Basic Value’s Annual Report to Shareholders for the year ended June 30, 2006 and Semi-Annual Report to Shareholders for the six months ended December 31, 2006, and the financial statements appearing therein fairly present the financial position of Basic Value as of the date indicated in conformity with generally accepted accounting principles applied on a consistent basis.

(e)           Basic Value II has been furnished with the prospectus and statement of additional information of Basic Value, each dated October 2, 2006, and any supplements thereto and said prospectus and statement of additional information and any supplements thereto do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)           Basic Value has full power and authority to enter into and perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Boards of Basic Value and Basic Value Trust, and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors’ rights generally and court decisions with respect thereto.

(g)           There are no material legal, administrative or other proceedings pending or, to the knowledge of Basic Value, threatened against it which assert liability on the part of Basic Value or which materially affect its financial condition or its ability to consummate the Reorganization.  Basic Value is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

(h)           Basic Value is not a party to or obligated under any provision of its Articles of Incorporation, as amended and supplemented, its by-laws, or any contract or other commitment or obligation, and is not subject to any order or decree, in any case, which would be violated by its execution of or performance under this Agreement.

(i)           There are no material contracts outstanding to which Basic Value is a party that have not been disclosed to Basic Value II prior to the Valuation Time.

(j)           Basic Value has no known liabilities of a material amount, contingent or otherwise, other than those shown on its statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since the date of Basic Value’s most recent Annual or Semi-Annual Report to Shareholders, and those incurred in connection with the Reorganization.  As of the Valuation Time, Basic Value will advise Basic Value II in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time, of Basic Value.

(k)           No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Basic Value of the Reorganization, except such as may be required under the Securities Act of 1933 (the “1933 Act”), the Securities Exchange Act of 1934 (the “1934 Act”) and the 1940 Act or state securities laws (which term as used herein shall include the laws of the District of Columbia and Puerto Rico).

(l)           Basic Value is authorized to issue 1,600,000,000 shares of common stock, par value $0.10 per share, divided into five classes, designated Investor A, Investor B, Investor C, Institutional and Class R common stock; Investor B, Institutional and Class R shares each consist of 400,000,000 shares, and Investor A and Investor C shares each consist of 200,000,000 shares; each issued and outstanding share is fully paid and nonassessable and has full voting rights.

(m)           The shares of Basic Value to be issued to Basic Value II pursuant to this Agreement will have been duly authorized and, when issued and delivered pursuant to this Agreement against payment of the consideration set forth herein, will be legally and validly issued and will be fully paid and nonassessable and will have full voting rights, and no shareholder of Basic Value will have any preemptive right of subscription or purchase in respect thereof.

(n)           At or prior to the Closing Date, shares of Basic Value to be issued to Basic Value II for distribution to the shareholders of Basic Value II on the Closing Date will be duly qualified for offer and sale to the public in all states of the United States in which the sale of shares of Basic Value II presently are qualified, and there will be a sufficient number of such shares registered under the 1933 Act and, as may be necessary, with each pertinent state securities commission to permit the transfers contemplated by this Agreement to be consummated.

(o)           At or prior to the Closing Date, Basic Value will have obtained any and all regulatory, Board and other approvals necessary to issue the shares of Basic Value to Basic Value II for distribution to Basic Value II’s shareholders.

2.	Representations and Warranties of Basic Value II.

Basic Value II represents and warrants to, and agrees with, Basic Value that:

(a)           Basic Value II is a corporation duly incorporated, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement.  Basic Value II has all the necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

(b)           Basic Value II is duly registered under the 1940 Act as a diversified, open-end management investment company (File No. 811-09957), and such registration has not been revoked or rescinded and is in full force and effect.  Basic Value II has elected and qualified for the special tax treatment afforded RICs under Sections 851-855 of the Code at all times since its inception, and intends to continue to so qualify for its taxable year ending upon liquidation.

(c)           As used in this Agreement, the term “Investments” shall mean (i) the investments of Basic Value II shown on its schedule of investments as of the Valuation Time furnished to Basic Value, and (ii) all other assets owned by Basic Value II or liabilities incurred as of the Valuation Time.

(d)           Basic Value II has full power and authority to enter into and perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Boards of Basic Value II and Basic Value Trust, and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors’ rights generally and court decisions with respect thereto.

(e)           Basic Value has been furnished with a statement of assets and liabilities and a schedule of investments of Basic Value II, each as of June 30, 2006, said financial statements having been audited by Deloitte & Touche LLP, independent registered public accountants. Basic Value has been furnished with an unaudited statement of assets and liabilities and an unaudited schedule of investments of Basic Value II, each  as of December 31, 2006.  An unaudited statement of assets and liabilities of Basic Value II and an unaudited schedule of investments of Basic Value II, each as of the Valuation Time, will be furnished to Basic Value at or prior to the Closing Date for the purpose of determining the number of shares of Basic Value to be issued to Basic Value II pursuant to Section 4 of this Agreement; and each will fairly present the financial position of Basic Value II as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

(f)           Basic Value has been furnished with Basic Value II’s Annual Report to Shareholders for the year ended June 30, 2006 and Semi-Annual Report to Shareholders for the six months ended December 31, 2006, and the financial statements appearing therein fairly present the financial position of Basic Value II as of the dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

(g)           Basic Value has been furnished with the prospectus and statement of additional information of Basic Value II, each dated October 2, 2006, and any supplements thereto and said prospectus and statement of additional information and any supplements thereto do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)           There are no material legal, administrative or other proceedings pending or, to the knowledge of Basic Value II, threatened against it which assert liability on the part of Basic Value II or which materially affect its financial condition or its ability to consummate the Reorganization.  Basic Value II is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

(i)           There are no material contracts outstanding to which Basic Value II is a party that have not been disclosed to Basic Value prior to the Valuation Time.

(j)           Basic Value II is not a party to or obligated under any provision of its Articles of Incorporation, as amended, its by-laws, or any contract or other commitment or obligation, and is not subject to any order or decree, in any case, which would be violated by its execution of or performance under this Agreement.

(k)           Basic Value II has no known liabilities of a material amount, contingent or otherwise, other than those shown on its statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since the date of its most recent Annual or Semi-Annual Report to Shareholders and those incurred in connection with the Reorganization.  As of the Valuation Time, Basic Value II will advise Basic Value in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time.

(l)           Basic Value II has filed, or has obtained extensions to file, all Federal, state and local tax returns that are required to be filed by it, and has paid or has obtained extensions to pay, all Federal, state and local taxes shown on said returns to be due and owing and all assessments received by it, up to and including the taxable year in which the Closing Date occurs.  All tax liabilities of Basic Value II have been adequately provided for on its books, and no tax deficiency or liability of Basic Value II has been asserted and no question with respect thereto has been raised by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid, up to and including the taxable year in which the Closing Date occurs.

(m)           No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Basic Value II of the Reorganization, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act or state securities laws.

(n)           Basic Value II is authorized to issue 400,000,000 shares of common stock, par value $.10 per share, divided into four classes, designated Investor A, Investor B, Investor C and Institutional common stock, each such share class consists of 100,000,000 shares; each issued and outstanding share is fully paid and nonassessable and has full voting rights.

(o)           The books and records of Basic Value II made available to Basic Value and/or its counsel are substantially true and correct and contain no material misstatements or omissions with respect to the operations of Basic Value II.

(p)           Basic Value II will not sell or otherwise dispose of any of the shares of Basic Value to be received in the Reorganization, except in distribution to the shareholders of Basic Value II in accordance with Section 4 of this Agreement.

(q)           At or prior to the Closing Date, Basic Value II will have obtained any and all regulatory, Board, shareholder, and other approvals necessary to effect the Reorganization as set forth herein.

3.	The Reorganization.

(a)           Subject to terms and conditions contained herein, Basic Value II agrees to convey, transfer and deliver to Basic Value and Basic Value agrees to acquire from Basic Value II, on the Closing Date, substantially all of Basic Value II’s assets (consisting primarily of Basic Value II’s interests of Basic Value Trust) and Basic Value agrees to assume substantially all of the liabilities of Basic Value II, in exchange solely for shares of Basic Value calculated in accordance with Section 4 of this Agreement.  Each of Basic Value and Basic Value Trust consents to the conveyance, transfer and delivery of Basic Value II’s interests of Basic Value Trust to Basic Value on the Closing Date in exchange solely for shares of Basic Value.  Pursuant to this Agreement, on the Closing Date or as soon as practicable thereafter, Basic Value II will distribute pro rata all shares of Basic Value received by it to its shareholders.  Such distribution shall be accomplished by the opening of shareholder accounts on the books of Basic Value in the amounts due the shareholders of Basic Value II based on their respective holdings in Basic Value II as of the Valuation Time.

(b)           Basic Value II will pay or cause to be paid to Basic Value any interest or dividends it receives on or after the Closing Date.

(c)           The Valuation Time shall be 4:00 p.m., Eastern time, on Friday, June 15, 2007, or such earlier or later day and time as may be agreed upon by the parties hereto in writing (the “Valuation Time”).

(d)           Basic Value will acquire substantially all of the assets of Basic Value II and will assume the known liabilities of Basic Value II.  The known liabilities of Basic Value II as of the Valuation Time shall be confirmed in writing to Basic Value by Basic Value II pursuant to Section 2(k) of this Agreement.

(e)           Basic Value and Basic Value II will jointly file any instruments as may be required by the State of Maryland to effect the transfer of the shares to Basic Value.

(f)           Basic Value II will be dissolved following the Closing Date by filing Articles of Dissolution with the State Department of Assessments and Taxation of Maryland and any such reports (including tax reports) or other instruments as may be required by the State of Maryland in connection with such dissolution.  Basic Value II also will terminate its authority to do business as a foreign corporation in any jurisdiction in which it is so qualified.

4.	Issuance and Valuation of Shares of Basic Value in the Reorganization.

The shares of Basic Value received by Basic Value II shareholders will be of the same class and have the same aggregate net asset value as such shareholders’ interest in Basic Value II as of the Valuation Time.  Basic Value will not issue any Class R shares in connection with the Reorganization. The net asset value of Basic Value II and Basic Value shall be determined as of the Valuation Time in accordance with the procedures described in the prospectus and statement of additional information of Basic Value, each dated October 2, 2006.  Such valuation and determination shall be made by Basic Value in cooperation with Basic Value II.  Basic Value shall issue Investor A, Investor B, Investor C and Institutional shares of Basic Value to Basic Value II by the opening of shareholder accounts (one in respect of each class) on the books of Basic Value registered in the name of Basic Value II.  Basic Value II shall distribute such shares of Basic Value to its shareholders as described above by indicating the registration of such shares in the name of such Basic Value II shareholders in the amounts due such shareholders based on their respective holdings in Basic Value II as of the Valuation Time.

5.	Payment of Expenses.

(a)           The expenses of the Reorganization that are attributable to Basic Value and Basic Value II will be borne by BlackRock Advisors, LLC (“BlackRock Advisors”) or its affiliates.

(b)           If for any reason the Reorganization is not consummated, no party shall be liable to any other party for any damages resulting therefrom, including, without limitation, consequential damages.

6.	Covenants of Basic Value and Basic Value II.

(a)           Each Fund covenants to operate its business as presently conducted between the date hereof and the Closing Date.

(b)           Basic Value II agrees that following the Closing Date, it will redeem all of its outstanding shares of common stock and dissolve in accordance with the laws of the State of Maryland and any other applicable law, it will not make any distributions of any Basic Value shares other than to its shareholders as described herein and on and after the Closing Date it shall not conduct any business except in connection with its dissolution and deregistration under the 1940 Act.

(c)           Basic Value II undertakes that if the Reorganization is consummated, it will file an application pursuant to Section 8(f) of the 1940 Act for an order declaring that it has ceased to be a registered investment company.

(d)           Each Fund agrees that by the Closing Date, all Federal and other tax returns and reports required to be filed on or before such date shall have been filed by each such Fund and all taxes shown as due on said returns either have been paid or adequate liability reserves have been provided for the payment of such taxes.  In connection with this covenant, the Funds agree to cooperate with each other in filing any tax return, amended return or claim for refund, determining any liability for taxes or a right to a refund of taxes or participating in or conducting any audit or other proceeding in respect of taxes.  Basic Value agrees to retain for a period of ten (10) years following the Closing Date all returns, schedules and work papers and all material records or other documents relating to tax matters of Basic Value II for its taxable period first ending after the Closing Date and for all prior taxable periods.  Any information obtained under this subsection shall be kept confidential except as otherwise may be necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding.  After the Closing Date, Basic Value II shall prepare, or cause its agents to prepare, any Federal, state or local tax returns, including any Forms 1099, required to be filed by Basic Value II with respect to Basic Value II’s final taxable year ending with its complete liquidation and for any prior periods or taxable years and further shall cause such tax returns and Forms 1099 to be duly filed with the appropriate taxing authorities.  Notwithstanding the aforementioned provisions of this subsection, any expenses incurred by Basic Value II (other than for payment of taxes) in connection with the preparation and filing of said tax returns and Forms 1099 after the Closing Date shall be borne by Basic Value II to the extent such expenses have been accrued by Basic Value II in the ordinary course without regard to the Reorganization; any excess expenses shall be borne by Basic Value at the time such tax returns and Forms 1099 are prepared.

(e)           Following the consummation of the Reorganization, Basic Value expects to stay in existence and continue its business as a diversified, open-end management investment company registered under the 1940 Act.

(f)           Basic Value agrees to comply with the recordkeeping requirements of Rule 17a-8(a)(5) under the 1940 Act after the Reorganization.

7.	Closing Date.

(a)           Delivery of Basic Value II’s assets to be transferred, and the shares of Basic Value to be issued, shall be made at the offices of Sidley Austin llp, 787 Seventh Avenue, New York, N.Y. 10019, at 10:00 a.m. Eastern time on the next full business day following the Valuation Time, or at such other place, time and date agreed to by Basic Value II, Basic Value and Basic Value Trust, the date and time upon which such delivery is to take place being referred to herein as the “Closing Date.” To the extent that any assets of Basic Value II, for any reason, are not transferable on the Closing Date, Basic Value II shall cause such assets to be transferred to Basic Value’s account with State Street Bank and Trust Company at the earliest practicable date thereafter.

(b)           Basic Value II will deliver to Basic Value on the Closing Date confirmations or other adequate evidence as to the tax basis of all of the assets delivered to Basic Value hereunder.

(c)           As soon as practicable after the close of business on the Closing Date, Basic Value II shall deliver to Basic Value a list of the names and addresses of all of the shareholders of record of Basic Value II on the Closing Date and the number of shares of Basic Value II owned by each such shareholder, certified to the best of its knowledge and belief by the transfer agent for Basic Value II or by its President.

8.	Basic Value II Conditions.

The obligations of Basic Value II hereunder shall be subject to the following conditions:

(a)           That this Agreement shall have been adopted, and the Reorganization shall have been approved by the Boards of Basic Value, Basic Value II and Basic Value Trust; and that Basic Value shall have delivered to Basic Value II a copy of the resolution approving this Agreement adopted by the Board of Basic Value, certified by the Secretary of Basic Value.

(b)           That Basic Value shall have furnished to Basic Value II a statement of Basic Value’s assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a schedule of its investments, all as of the Valuation Time, certified on Basic Value’s behalf by its President (or any Vice President) and its Treasurer, and a certificate signed by Basic Value’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that as of the Valuation Time and as of the Closing Date there has been no material adverse change in the financial position of Basic Value since the date of Basic Value’s most recent Annual or Semi-Annual Report to Shareholders, other than changes in its portfolio securities since the date of such report or changes in the market value of its portfolio securities.

(c)           That Basic Value shall have furnished to Basic Value II a certificate signed by Basic Value’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that, as of the Valuation Time and as of the Closing Date all representations and warranties of Basic Value made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates, and that Basic Value has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(d)           That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(e)           That Basic Value II shall have received an opinion of Sidley Austin llp, to the effect that for Federal income tax purposes (i) Basic Value’s acquisition of substantially all of Basic Value II’s assets (consisting primarily of Basic Value II’s interests of Basic Value Trust) and Basic Value’s assumption of substantially all of Basic Value II’s liabilities in exchange solely for shares of Basic Value as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and Basic Value II and Basic Value will each be deemed to be a “party to a reorganization” within the meaning of Section 368(b) of the Code; (ii) in accordance with Section 361(a) of the Code, no gain or loss will be recognized to Basic Value II as a result of Basic Value’s acquisition of substantially all of Basic Value II’s assets solely in exchange for shares of Basic Value and the assumption by Basic Value of Basic Value II’s liabilities or on the distribution of the Basic Value shares to Basic Value II shareholders under Section 361(c)(1) of the Code; (iii) under Section 1032 of the Code, no gain or loss will be recognized to Basic Value on its receipt of substantially all of Basic Value II’s assets in exchange for Basic Value shares and the assumption by Basic Value of Basic Value II’s liabilities; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized to the shareholders of Basic Value II on the receipt of shares of Basic Value in exchange for their shares of Basic Value II; (v) in accordance with Section 362(b) of the Code, the tax basis of the assets that were acquired by Basic Value from Basic Value II (consisting primarily of Basic Value II’s interests of Basic Value Trust) in the hands of Basic Value will be the same as the tax basis of such assets in the hands of Basic Value II immediately prior to the consummation of the Reorganization; (vi) in accordance with Section 358 of the Code, immediately after the Reorganization, the aggregate tax basis of the shares of Basic Value received by the shareholders of Basic Value II in the Reorganization (including fractional shares to which they may be entitled) will be equal to the aggregate tax basis of the shares of Basic Value II surrendered in exchange; (vii) in accordance with Section 1223 of the Code, a shareholder’s holding period for the shares of Basic Value acquired in the Reorganization

(including fractional shares to which he or she may be entitled) will be determined by including the period for which such shareholder held the shares of Basic Value II exchanged therefor, provided, that such Basic Value II shares were held as a capital asset; (viii) in accordance with Section 1223 of the Code, Basic Value’s holding period with respect to the assets that were acquired by Basic Value from Basic Value II (consisting primarily of Basic Value II’s interests of Basic Value Trust) will include the period for which such assets were held by Basic Value II; and (ix) the taxable year of Basic Value II will end on the Closing Date and pursuant to Section 381(a) of the Code and regulations thereunder, Basic Value will succeed to and take into account certain tax attributes of Basic Value II, such as earnings and profits, capital loss carryovers and method of accounting, subject to the limitations imposed by the Code.

(f)           That all proceedings taken by Basic Value and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Basic Value II.

(g)           That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Basic Value or would prohibit the Reorganization.

(h)           That Basic Value II shall have received from the Commission such orders or interpretations as Sidley Austin llp, counsel to Basic Value II, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

(i)           That all of the Board Members of Basic Value Trust shall have consented in writing to the transfer of all of Basic Value II’s interests of Basic Value Trust to Basic Value.

9.	Basic Value Conditions.

The obligations of Basic Value hereunder shall be subject to the following conditions:

(a)           That this Agreement shall have been adopted, and the Reorganization shall have been approved, by the Boards of Basic Value, Basic Value II and Basic Value Trust; and that Basic Value II shall have delivered to Basic Value a copy of the resolution approving this Agreement adopted by the Board of Basic Value II, certified by the Secretary of Basic Value II.

(b)           That Basic Value II shall have furnished to Basic Value a statement of Basic Value II’s assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a schedule of investments with their respective dates of acquisition and tax costs, all as of the Valuation Time, certified on Basic Value II’s behalf by its President (or any Vice President) and its Treasurer, and a certificate signed by Basic Value II’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that as of the Valuation Time and as of the Closing Date there has been no material adverse change in the financial position of Basic Value II since the date of Basic Value II’s most recent Annual or Semi-Annual Report to Shareholders, other than changes in the Investments since the date of such report or changes in the market value of the Investments.

(c)           That Basic Value II shall have furnished to Basic Value a certificate signed by Basic Value II’s President (or any Vice President) and its Treasurer, dated the Closing Date, certifying that as of the Valuation Time and as of the Closing Date all representations and warranties of Basic Value II made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates and Basic Value II has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to such dates.

(d)           That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(e)           That Basic Value shall have received an opinion of Sidley Austin llp with respect to the matters specified in Section 8(e) of this Agreement.

(f)           That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Basic Value II or would prohibit the Reorganization.

(g)           That Basic Value shall have received from the Commission such orders or interpretations as Sidley Austin llp, counsel to Basic Value, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

(h)           That all proceedings taken by Basic Value II and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Basic Value.

(i)           That prior to the Closing Date, Basic Value II shall have declared a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income to and including the Closing Date, if any (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized to and including the Closing Date.

(k)           That all of the Board Members of Basic Value Trust shall have consented in writing to the transfer of all of Basic Value II’s interests of Basic Value Trust to Basic Value.

10.	Termination, Postponement and Waivers.

(a)           Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Reorganization abandoned at any time prior to the Closing Date, or the Closing Date may be postponed, (i) by mutual consent of the Boards of Basic Value, Basic Value II and Basic Value Trust; (ii) by the Board of Basic Value II if any condition to Basic Value II’s obligations set forth in Section 8 of this Agreement has not been fulfilled or waived by such Board; or (iii) by the Board of Basic Value if any condition to Basic Value’s obligations set forth in Section 9 of this Agreement has not been fulfilled or waived by such Board.

(b)           If the transactions contemplated by this Agreement have not been consummated by June 30, 2007, this Agreement automatically shall terminate on that date, unless a later date is mutually agreed to by the Boards of Basic Value, Basic Value II and Basic Value Trust.

(c)           In the event of termination of this Agreement pursuant to the provisions hereof, this Agreement shall become void and have no further effect, and there shall not be any liability on the part of any of Basic Value, Basic Value II or Basic Value Trust or persons who are their directors, trustees, officers, agents or shareholders in respect of this Agreement.

(d)           At any time prior to the Closing Date, any of the terms or conditions of this Agreement may be waived by the Board of either Basic Value or Basic Value II, respectively (whichever is entitled to the benefit of this Agreement), if, in the judgment of such Board after consultation with its counsel, such action or waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of their respective Fund, on behalf of which such action is taken.  In addition, the Boards of Basic Value, Basic Value II and Basic Value Trust have delegated to BlackRock Advisors the ability to make non-material changes to the transaction contemplated hereby if BlackRock Advisors deems it to be in the best interests of Basic Value, Basic Value II or Basic Value Trust, as the case may be, to do so.

(e)           The respective representations and warranties contained in Sections 1 and 2 of this Agreement shall expire and terminate on the Closing Date and neither Basic Value nor Basic Value II nor any of their officers, directors, agents or shareholders shall have any liability with respect to such representations or warranties after the Closing Date.  This provision shall not protect any officer, director, agent or shareholder of Basic Value or Basic Value II against any liability to the entity for which that officer, director, agent or shareholder so acts or to its shareholders, to which that officer, director, agent or shareholder otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

11.	Other Matters.

(a)           All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

(b)           Any notice, report or demand required or permitted by any provision of this Agreement shall be in writing and shall be made by hand delivery, prepaid certified mail or overnight service, addressed to Basic Value, Basic Value II or Basic Value Trust, in any case at P.O. Box 9011, Princeton, New Jersey 08543-9011, Attn:  Robert C. Doll, Jr., President.

(c)           This Agreement supersedes all previous correspondence and oral communications between the parties regarding the Reorganization, constitutes the only understanding with respect to the Reorganization, may not be changed except by a letter of agreement signed by each party and shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in said state.

(d)           Copies of the Articles of Incorporation, as amended and supplemented, of each of Basic Value and Basic Value II are on file with the Department of Assessments and Taxation of the State of Maryland and notice is hereby given that this instrument is executed on behalf of the Board Members of Basic Value and Basic Value II.

(e)           Copies of the Certificate of Trust of Basic Value Trust are on file with the Secretary of State of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Board Members of Basic Value Trust.  No Board Member, officer, employee or agent of Basic Value Trust when acting in such capacity shall be subject to any personal liability whatsoever, in his or her individual capacity, to any person in connection with the affairs of Basic Value Trust; and all such persons shall look solely to Basic Value Trust’s property for satisfaction of claims of any nature against a Board Member, officer, employee or agent of Basic Value Trust in connection with the affairs of Basic Value Trust.

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original but all such counterparts together shall constitute but one instrument.

BlackRock Basic Value Fund, Inc.

By:
Donald C. Burke
Vice President and Treasurer

BlackRock Basic Value Ii Fund, Inc.

By:
Donald C. Burke
Vice President and Treasurer

Master Basic Value Trust

By:
Donald C. Burke
Vice President and Treasurer